                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION             0-16436
                            Washington, D.C. 20549
                                                                   Cusip Number
                                 FORM 12b-25                       720172 10 5

                          NOTIFICATION OF LATE FILING

(Check One) [X]Form 10-K [ ]Form 20-F [ ]Form 11-K  [ ]Form 10-Q [ ]Form N-SAR

                 For Period Ended: December 31, 1995
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Piedmont Mining Company, Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

4215 Stuart Andrew Boulevard
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Address of Principal Executive Office (STREET AND NUMBER)

Charlotte, North Carolina  28215
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

  X      (a)     The reasons described in reasonable detail in Part III of this
  -              form could not be eliminated without unreasonable effort or expense;

  X      (b)     The subject annual report, semi-annual report, transition
  -              report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  X      (c)     The accountant's statement or other exhibit required by Rule
  -              12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Registrant is in the process of completing the gathering of information relating to certain previously disclosed litigation in order to complete the information required in the Form 10-KSB as well as the Registrant's financial statements. This process has proven to be more time consuming than originally anticipated and must be completed prior to the delivery of the opinion of the Registrant's independent accountants.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Robert M. Shields, Jr.            (212)            355-1400
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         X  Yes      No
         -        -
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?       Yes   X  No
                                       -        -
         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

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                         Piedmont Mining Company, Inc.
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   March 29, 1996                By  /s/ Thomas L. Ross III
    -----------------------------      ----------------------------------------


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).

                                                          Attachment

                       NationsBank Corporate Center       Telephone 704 372 9020
                       Suite 5400
                       100 N. Tryon Street
                       Charlotte, NC 28202


       PRICE WATERHOUSE LLP                            [PRICE WATERHOUSE LOGO]


March 29, 1996

Mr. Robert M. Shields, Jr.
Piedmont Mining Company, Inc.
4215 Stuart Andrew Boulevard
Charlotte, North Carolina 28215


Dear Mr. Shields:

You have furnished us a copy of your "Notification of Late Filing" on Form 12b-25 dated March 29, 1996.

We are in agreement with the comments under Part III of the Form with respect to the reasons why we are unable to furnish our report on the financial statements of Piedmont Mining Company, Inc. on or before the date the Form 10-KSB of Piedmont Mining Company, Inc. For the year ended December 31, 1995 is required to be filed.


Very truly yours,

/s/ Price Waterhouse LLP

Price Waterhouse LLP